Exhibit 99.2

SRN/HIN: I9999999999 Phone: 1300 855 080 (within Australia) +61 3 9415 4000 (outside Australia) Online: www.investorcentre.com/contact Need assistance? ABN 37 063 259 754 Kazia Therapeutics Limited Extraordinary General Meeting Control Number: 999999 PIN: 99999 The Kazia Therapeutics Limited Extraordinary General Meeting will be held on Friday, 24 February 2023 at 3pm (Sydney Time). You are encouraged to participate in the meeting using the following options: To lodge a proxy, access the Notice of Meeting and other meeting documentation visit www.investorvote.com.au and use the below information: MAKE YOUR VOTE COUNT For your proxy appointment to be effective it must be received by 3:00pm (Sydney Time) on Wednesday, 22 February 2023. The meeting will be held at: Three International Towers, Level 24, 300 Barangaroo Avenue, Sydney NSW 2000 ATTENDING THE MEETING IN PERSON For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com You may elect to receive meeting-related documents, or request a particular one, in electronic or physical form and may elect not to receive annual reports. To do so, contact Computershare. KZA MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 Samples/000001/000001 *L000001*

SRN/HIN: I9999999999 KZA MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 ABN 37 063 259 754 XX For your proxy appointment to be effective it must be received by 3:00pm (Sydney Time) on Wednesday, 22 February 2023. All your securities will be voted in accordance with your directions. YOUR VOTE IS IMPORTANT Phone: 1300 855 080 (within Australia) +61 3 9415 4000 (outside Australia) Online: www.investorcentre.com/contact Need assistance? Proxy Form How to Vote on Items of Business Lodge your Proxy Form: Online: Lodge your vote online at www.investorvote.com.au using your secure access information or use your mobile device to scan the personalised QR code. Corporate Representative If a representative of a corporate securityholder or proxy is to participate in the meeting you will need to provide the appropriate “Appointment of Corporate Representative”. A form may be obtained from Computershare or online at www.investorcentre.com/au and select “Printable Forms”. PARTICIPATING IN THE MEETING SIGNING INSTRUCTIONS FOR POSTAL FORMS For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com By Mail: Computershare Investor Services Pty Limited GPO Box 242 Melbourne VIC 3001 Australia 1800 783 447 within Australia or +61 3 9473 2555 outside Australia By Fax: Your secure access information is APPOINTMENT OF PROXY PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential. Control Number: 999999 PIN: 99999 Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the securityholders should sign. Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. A proxy need not be a securityholder of the Company. You may elect to receive meeting-related documents, or request a particular one, in electronic or physical form and may elect not to receive annual reports. To do so, contact Computershare. Samples/000001/000002/i12 *M00000112Q02*

I 9999999999 or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Extraordinary General Meeting of Kazia Therapeutics Limited to be held at Three International Towers, Level 24, 300 Barangaroo Avenue, Sydney NSW 2000 on Friday, 24 February 2023 at 3:00pm (Sydney Time) and at any adjournment or postponement of that meeting. Appoint a Proxy to Vote on Your Behalf Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ‘X’) should advise your broker of any changes. Proxy Form Please mark to indicate your directions I/We being a member/s of Kazia Therapeutics Limited hereby appoint the Chairman of the Meeting OR PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s). Items of Business PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority. This section must be completed. Individual or Securityholder 1 Securityholder 2 Securityholder 3 Sole Director & Sole Company Secretary Director Director/Company Secretary The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made. Update your communication details By providing your email address, you consent to receive future Notice Mobile Number Email Address of Meeting & Proxy communications electronically (Optional) I ND K Z A 2 9 6 3 3 2 A MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 Step 1 XX Step 2 Step 3 Signature of Securityholder(s) For Against Abstain 1 RATIFICATION OF PRIOR ISSUE OF ATM SHARES UNDER LISTING RULE 7.1A 2 RATIFICATION OF PRIOR ISSUE OF TRANCHE 1 PLACEMENT SHARES UNDER LISTING RULE 7.1 3 RATIFICATION OF PRIOR ISSUE OF TRANCHE 1 PLACEMENT SHARES UNDER LISTING RULE 7.1A 4 APPROVAL TO ISSUE TRANCHE 2 PLACEMENT SHARES UNDER LISTING RULE 7.1 Date / /